UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

Debtors: Mesa Air Group, Inc., <u>et al.</u> [1]
Case Number: Jointly Administered 10-10018 (MG)

Monthly Operating Report for the Period:
Month ended August 31, 2010

Federal Tax ID # 85-0302351

Debtors' Address:
410 N 44th Street Suite 700
Phoenix, AZ 85008

Monthly Net Income/(Loss): ($201.478) million

Debtors' Attorney:
Pachulski, Stang, Ziehl & Jones LLP
780 Third Avenue, 36th Floor
New York, NY 10017-2024
Telephone: (212) 561-7700
Fax: (212) 561-7777
http://www.pszjlaw.com

Report Preparer: Mesa Air Group, Inc.

The undersigned, having reviewed the attached report and being familiar with the Debtors' financial affairs, verifies under the penalty of perjury that the information contained therein is complete, accurate and truthful to the best of my knowledge. [2]



Date: September 20, 2010

Mike Lotz
President and Chief Financial Officer

(1) See next page for a listing of Debtors by case number.
(2) All amounts herein are unaudited and subject to revision. The Debtors reserve all rights to revise this report.

MESA AIR GROUP, INC., ET AL.
MONTHLY OPERATING REPORT

(1) The Debtors in these jointly administered cases are as follows:

Debtor Name	Case Number
Mesa Air New York, Inc.	10-10017
Mesa Air Group, Inc.	10-10018
Mesa In-Flight, Inc.	10-10019
Freedom Airlines, Inc.	10-10020
Mesa Airlines, Inc.	10-10021
MPD, Inc.	10-10022
Ritz Hotel Management Corp.	10-10023
Regional Aircraft Services, Inc.	10-10024
Air Midwest, Inc.	10-10025
Mesa Air Group Airline Inventory Management, LLC	10-10030
Nilchi, Inc.	10-10027
Patar, Inc.	10-10028

Case Number: 10-10018 (MG) (Jointly Administered)

MESA AIR GROUP, INC., ET AL.
SCHEDULE OF DISBURSEMENTS

Debtor Name	Case Number	Disbursements for month ended August 31, 2010	Disbursements for month ended July 31, 2010	Disbursements for month ended June 30, 2010
Mesa Air New York, Inc.	10-10017	-	-	-
Mesa Air Group, Inc.	10-10018	1,520,408	1,421,392	1,852,506
Mesa In-Flight, Inc.	10-10019	-	-	-
Freedom Airlines, Inc.	10-10020	1,681,799	1,615,132	2,019,124
Mesa Airlines, Inc.	10-10021	32,573,328	42,081,014	49,986,705
MPD, Inc.	10-10022	86,100	107,657	136,761
Ritz Hotel Management Corp.	10-10023	-	-	-
Regional Aircraft Services, Inc.	10-10024	552,482	571,129	803,034
Air Midwest, Inc.	10-10025	-	342	10,500
Mesa Air Group Airline Inventory Management, LLC	10-10030	6,858,455	6,127,031	7,688,568
Nilchi, Inc.	10-10027	-	-	-
Patar, Inc.	10-10028	-	-	-

Debtor Name	Case Number	Disbursements for month ended May 31, 2010	Disbursements for month ended April 30, 2010	Disbursements for month ended March 31, 2010
Mesa Air New York, Inc.	10-10017	-	-	-
Mesa Air Group, Inc.	10-10018	2,487,310	1,688,784	1,348,840
Mesa In-Flight, Inc.	10-10019	-	-	-
Freedom Airlines, Inc.	10-10020	1,898,294	2,339,613	2,275,702
Mesa Airlines, Inc.	10-10021	36,930,775	45,289,526	77,630,776
MPD, Inc.	10-10022	151,703	140,811	150,175
Ritz Hotel Management Corp.	10-10023	-	-	-
Regional Aircraft Services, Inc.	10-10024	531,676	526,302	262,892
Air Midwest, Inc.	10-10025	51	21	2,249
Mesa Air Group Airline Inventory Management, LLC	10-10030	6,541,883	8,900,924	7,614,996
Nilchi, Inc.	10-10027	-	-	-
Patar, Inc.	10-10028	-	-	-

Debtor Name	Case Number	Disbursements for month ended February 28, 2010	Disbursements for January 5, 2010 to January 31, 2010
Mesa Air New York, Inc.	10-10017	-	-
Mesa Air Group, Inc.	10-10018	1,244,806	1,128,964
Mesa In-Flight, Inc.	10-10019	-	-
Freedom Airlines, Inc.	10-10020	1,945,715	1,137,194
Mesa Airlines, Inc.	10-10021	30,568,004	20,791,947
MPD, Inc.	10-10022	156,100	102,356
Ritz Hotel Management Corp.	10-10023	-	-
Regional Aircraft Services, Inc.	10-10024	519,981	575,558
Air Midwest, Inc.	10-10025	147	195
Mesa Air Group Airline Inventory Management, LLC	10-10030	5,833,085	811,717
Nilchi, Inc.	10-10027	-	-
Patar, Inc.	10-10028	-	-

MESA AIR GROUP, INC., ET AL.
MONTHLY OPERATING REPORT
INDEX

Case Number: 10-10018 (MG) (Jointly Administered)

(In $U.S. 000's)		Month ended August 31, 2010	Month ended July 31, 2010	Month ended June 30, 2010	Month ended May 31, 2010	Month ended April 30, 2010
Revenues:						
Passenger	$	65,145 $	65,917 $	73,955 $	65,209 $	70,078
Cargo		-	-	-	-	-
Other		406	425	469	424	509
Total Revenue		65,551	66,342	74,424	65,632	70,586
Operating Expenses:						
Flight Operations [1]		16,942	17,538	17,654	18,692	20,426
Flight Operations - Nonoperating Aircraft [1]		1,068	2,622	752	5,790	4,615
Aircraft Fuel		18,643	18,190	17,900	18,635	18,635
Aircraft and traffic servicing		4,008	3,929	3,751	3,604	4,258
Maintenance		12,508	17,148	12,142	12,288	14,217
Promotion and sales		449	472	738	468	263
General and administrative		3,501	3,095	4,449	3,169	3,330
Depreciation and amortization		3,160	3,215	3,343	3,328	3,330
Impairment of long-lived asset		-	-	-	-	-
Total operating expenses		60,279	66,208	60,729	65,974	69,072
Operating Income (Loss)		5,272	134	13,695	(341)	1,514
Nonoperating income (expense)						
Interest Income		370	393	441	370	381
Interest Expense		(567)	(1,316)	(1,270)	(1,349)	(1,334)
Other, net (Note 9)		(469)	(133)	(1,693)	(312)	(519)
Total Nonoperating income (expense)		(666)	(1,057)	(2,523)	(1,291)	(1,472)
Income (Loss) before reorganization items and income taxes		4,605	(923)	11,173	(1,632)	42
Income taxes		(116,776)	(16,449)	(162,400)	(1,553)	(937)
Loss (Gain) on reorganization items (Note 5) [2]		322,859	43,414	448,910	2,553	2,590
Income (Loss) before discontinued operations		(201,478)	(27,888)	(275,336)	(2,633)	(1,612)
Loss (Gain) from discontinued operations		-	-	-	-	-
Net Income (Loss)		(201,478)	(27,888)	(275,336)	(2,633)	(1,612)

The accompanying notes are an integral part of the financial statements.

(1)   In June adjustments were booked reducing lease expense for rejected aircraft leases. Actual expense in June was $17,994 for flight operations and $2,558 for flight operations - nonoperating aircraft.

(2)   The majority of reorganization expense in June, July and August was for unsecured claims related to the rejection of aircraft leases.

(In $U.S. 000's)	Month ended March 31, 2010	Month ended February 28, 2010	January 5, 2010 to January 31, 2010	Filing to Date
Revenues:				
Passenger	$ 72,669	$ 65,457	$ 61,488	$ 539,916
Cargo	-	-	-	-
Other	474	463	381	3,552
Total Revenue	73,143	65,921	61,869	543,468
Operating Expenses:				
Flight Operations [1]	20,697	19,787	20,719	152,456
Flight Operations - Nonoperating Aircraft [1]	4,512	5,291	2,163	26,811
Aircraft Fuel	18,745	14,992	15,953	141,691
Aircraft and traffic servicing	4,506	3,701	3,897	31,653
Maintenance	16,001	13,788	10,826	108,919
Promotion and sales	471	333	190	3,384
General and administrative	3,316	3,342	3,040	27,240
Depreciation and amortization	3,304	3,322	2,926	25,927
Impairment of long-lived asset	-	-	-	-
Total operating expenses	71,551	64,556	59,714	518,083
Operating Income (Loss)	1,592	1,365	2,155	25,385
Nonoperating income (expense)				
Interest Income	370	369	322	3,016
Interest Expense	(1,381)	(1,565)	(1,343)	(10,127)
Other, net (Note 9)	244	309	(323)	(2,896)
Total Nonoperating income (expense)	(767)	(887)	(1,344)	(10,007)
Income (Loss) before reorganization items and income taxes	824	478	811	15,378
Income taxes	(1,373)	(132)	(87)	(299,707)
Loss (Gain) on reorganization items (Note 5)	4,525	854	1,060	826,765
Income (Loss) before discontinued operations	(2,328)	(244)	(162)	(511,681)
Loss (Gain) from discontinued operations	-	2	(704)	(702)
Net Income (Loss)	(2,328)	(246)	542	(510,978)

The accompanying notes are an integral part of the financial statements.

(1) For presentation purposes, the March flight operation expense has been adjusted from what was reported on the March MOR to properly reflect the expense for nonoperating aircraft. The net adjustment between the two line items is zero.

MESA AIR GROUP, INC., ET AL.
MONTHLY OPERATING REPORT
CONDENSED CONSOLIDATED DEBTORS-IN-POSSESSION BALANCE SHEETS

(In $U.S. 000's, except share data)

	August 31, 2010	July 31, 2010	June 30, 2010	May 31, 2010
ASSETS				
Current Assets:				
Cash and cash equivalents	58,207	53,275	52,165	60,833
Short-term investments	1,478	1,405	-	1,258
Restricted investments	10,351	11,125	11,117	11,341
Receivables, net of allowance	19,458	17,962	17,307	8,024
Inventories, net of allowance	26,840	27,872	27,670	27,631
Prepaid expenses and other assets	111,230	132,124	129,831	127,244
Total current assets	227,565	243,763	238,090	236,333
Property and equipment, net	515,264	537,707	540,650	546,281
Security and other deposits	7,329	7,929	8,393	12,192
Other assets [(1)]	431,586	134,127	134,389	133,713
Total Assets	1,181,745	923,525	921,522	928,518
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities not subject to compromise:				
Current Liabilities:				
Accounts payable (Note 7)	3,638	1,990	3,220	3,415
Air traffic liability	4,653	4,276	4,767	4,909
Other accrued expenses	54,587	52,174	40,641	48,317
Income tax payable [(1)]	2,217	(180,339)	(164,192)	(1,774)
Deferred revenue and other current liabilities	-	-	-	-
Total current liabilities not subject to compromise	65,095	(121,899)	(115,564)	54,868
Deferred credits and other liabilities	95,672	96,435	97,989	97,388
Long term deferred income tax	156,719	156,719	156,719	156,719
Other long-term debt post petition	-	-	-	-
Total liabilities not subject to compromise	252,391	253,154	254,708	254,107
Liabilities subject to compromise (Note 6)	1,269,227	995,476	957,716	519,577
Total liabilities	1,586,713	1,126,731	1,096,860	828,552
Stockholders' equity:				
Preferred stock, no par value, authorized				
2,000,000 shares; none issued	-	-	-	-
Common stock, no par value and additional paid-in capital,				
900,000,000 shares authorized; 175,217,249 and				
175,217,249 shares issued and outstanding, respectively	118,676	118,676	118,676	118,676
Deferred Stock Compensation	1,634	1,658	1,637	1,605
Retained Earnings	(525,279)	(323,540)	(295,652)	(20,316)
Total stockholders' equity	(404,968)	(203,206)	(175,338)	99,966
Total liabilities and stockholders' equity	1,181,745	923,525	921,522	928,518

The accompanying notes are an integral part of the financial statements.

(1) For presentation purposes income taxes payable have been moved from the Income tax payable line item in current liabilities to Other assets as income taxes payable are an asset as of August 2010.

(In $U.S. 000's, except share data)

	April 30, 2010	March 31, 2010	February 28, 2010	January 31, 2010
ASSETS				
Current Assets:				
Cash and cash equivalents	57,484	54,109	78,707	67,471
Short-term investments	850	-	873	885
Restricted investments	11,348	10,971	11,660	12,764
Receivables, net of allowance	6,694	9,766	15,600	10,130
Inventories, net of allowance	27,776	27,352	27,329	27,267
Prepaid expenses and other assets	140,167	147,607	125,212	141,547
Total current assets	244,319	249,806	259,380	260,063
Property and equipment, net	547,983	550,505	550,459	552,378
Security and other deposits	12,192	12,192	11,787	11,786
Other assets	134,156	133,884	134,057	133,964
Total Assets	938,650	946,387	955,683	958,191
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities not subject to compromise:				
Current Liabilities:				
Accounts payable (Note 7)	4,061	5,912	4,634	4,817
Air traffic liability	4,140	4,146	4,151	3,791
Other accrued expenses	49,207	49,282	42,205	41,659
Income tax payable	(216)	231	3,460	3,597
Deferred revenue and other current liabilities	-	-	-	-
Total current liabilities not subject to compromise	57,192	59,570	54,450	53,863
Deferred credits and other liabilities	99,738	101,968	102,581	104,612
Long term deferred income tax	156,719	156,719	156,719	156,719
Other long-term debt post petition	-	-	-	-
Total liabilities not subject to compromise	256,457	258,688	259,300	261,332
Liabilities subject to compromise (Note 6)	522,435	524,868	536,132	537,002
Total liabilities	836,085	843,126	849,882	852,196
Stockholders' equity:				
Preferred stock, no par value, authorized				
2,000,000 shares; none issued	-	-	-	-
Common stock, no par value and additional paid-in capital,				
900,000,000 shares authorized; 175,217,249 and				
175,217,249 shares issued and outstanding, respectively	118,676	118,676	118,676	118,676
Deferred Stock Compensation	1,571	1,555	1,469	1,417
Retained Earnings	(17,683)	(16,971)	(14,345)	(14,098)
Total stockholders' equity	102,565	103,261	105,801	105,995
Total liabilities and stockholders' equity	938,650	946,387	955,683	958,191

The accompanying notes are an integral part of the financial statements.

(In $U.S. 000's)	Month ended August 31, 2010	Month ended July 31, 2010	Month ended June 30, 2010	Month ended May 31, 2010	Month ended April 30, 2010
Cash flows from operating activities:					
Net income (loss) from continuing operations	$ (201,478)	$ (27,888)	$ (275,336)	$ (2,633)	$ (1,612)
Net income (loss) from discontinued operations	$ -	$ -	$ -	$ -	-
Net income (loss)	$ (201,478)	$ (27,888)	$ (275,336)	$ (2,633)	$ (1,612)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:					
Depreciation and amortization	3,160	3,215	3,343	3,328	3,330
Impairment charges	-	-	-	-	-
Amortization of deferred credits	(870)	(1,565)	(494)	(1,357)	(1,363)
Amortization of restricted stock awards	(23)	21	32	33	16
Amortization of contract incentive payments	27	27	27	27	27
Provision for obsolete expendable parts and supplies	477	107	155	301	122
Changes in operating assets and liabilities:					
Net (purchases) sales of investment securities	(73)	(1,405)	1,258	(408)	(850)
Receivables	(1,496)	(644)	(9,283)	(1,331)	3,072
Expendable parts and supplies	555	(308)	(195)	(155)	(546)
Prepaid expenses and other assets	20,894	(2,254)	(5,165)	12,922	7,441
Other assets	690	50	50	50	188
Accounts Payable	456	10,882	(6,948)	(1,398)	(1,270)
Income taxes payable	(117,413)	(16,148)	(162,418)	(1,557)	(447)
Air traffic liability	-	-	-	-	-
Other accrued liabilities	343,235	42,388	452,445	2,005	1,259
Net cash provided by (used in) operating activities	48,142	6,476	(2,526)	9,828	9,367
Cash flows from reorganization activities					
Net cash provided by (used in) reorganization activities	(322,877)	(43,414)	(448,910)	(2,553)	(2,590)
Total net cash provided by (used in) operating activities	(274,735)	(36,938)	(451,436)	7,275	6,777
Cash flows from investing activities:					
Capital expenditures	1,762	-	2,314	(1,599)	(781)
Proceeds from sale of flight equipment and expendable inventory				-	-
Change in restricted cash	774	(8)	225	7	(377)
Equity method investment	128	151	(785)	334	516
Investment deposits	-	-	-	-	-
Change in other assets	156	7	5	6	(130)
Net returns (payments) of lease and equipment deposits	599	(90)	(14)	-	-
Net cash (used in) provided by investing activities	3,419	60	1,745	(1,253)	(772)
Cash flows from financing activities:					
Unsecured claims for rejected aircrafts	279,150	40,587	443,717	-	-
Principal payments on long-term borrowings	(2,902)	(2,599)	(2,695)	(2,673)	(2,629)
Net cash (used in) provided by financing activities	276,248	37,988	441,023	(2,673)	(2,629)
Increase (decrease) in cash and cash equivalents	4,932	1,110	(8,668)	3,350	3,375
Cash and cash equivalents at beginning of period	53,275	52,165	60,833	57,484	54,109
Cash and cash equivalents at end of period	58,207	53,275	52,165	60,833	57,484

(In $U.S. 000's)	Month ended March 31, 2010	Month ended February 28, 2010	January 5, 2010 to January 31, 2010	Filing to Date
Cash flows from operating activities:				
Net income (loss) from continuing operations	$ (2,328)	$ (248)	$ (162)	$ (511,684)
Net income (loss) from discontinued operations	$ (0)	$ 2	$ 704	$ 706
Net income (loss)	$ (2,328)	$ (246)	$ 542	$ (510,978)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:				
Depreciation and amortization	3,304	3,323	3,362	26,364
Impairment charges	-	-	(1,080)	(1,080)
Amortization of deferred credits	(512)	(1,464)	(1,338)	(8,963)
Amortization of restricted stock awards	86	52	65	283
Amortization of contract incentive payments	27	27	27	218
Provision for obsolete expendable parts and supplies	148	108	127	1,545
Changes in operating assets and liabilities:				-
Net (purchases) sales of investment securities	873	12	(885)	(1,478)
Receivables	5,834	(5,470)	3,626	(5,690)
Expendable parts and supplies	(171)	(170)	(13)	(1,004)
Prepaid expenses and other assets	(22,396)	16,335	19,133	46,911
Other assets	50	50	50	1,178
Accounts Payable	5,219	1,098	9,026	17,065
Income taxes payable	(3,230)	(137)	569	(300,780)
Air traffic liability	-	-	-	-
Other accrued liabilities	(2,339)	916	9,188	849,097
Net cash provided by (used in) operating activities	(15,435)	14,435	42,399	112,686
Cash flows from reorganization activities				
Net cash provided by (used in) reorganization activities	(1,186)	(854)	(1,060)	(823,444)
Total net cash provided by (used in) operating activities	(16,621)	13,581	41,339	(710,758)
Cash flows from investing activities:				
Capital expenditures	(3,324)	(1,378)	(1,538)	(4,544)
Proceeds from sale of flight equipment and expendable inventory	-	-	-	-
Change in restricted cash	688	1,104		2,412
Equity method investment	(238)	(213)	340	233
Investment deposits	-	-	-	-
Change in other assets	9	16	11	80
Net returns (payments) of lease and equipment deposits	(404)	(1)	(47)	43
Net cash (used in) provided by investing activities	(3,269)	(471)	(1,235)	(1,777)
Cash flows from financing activities:				
Unsecured claims for rejected aircraft	-	-	-	763,454
Principal payments on long-term borrowings	(4,708)	(1,874)	(1,867)	(21,945)
Net cash (used in) provided by financing activities	(4,708)	(1,874)	(1,867)	741,509
Increase (decrease) in cash and cash equivalents	(24,598)	11,236	38,238	28,974
Cash and cash equivalents at beginning of period	78,707	67,471	29,233	29,233
Cash and cash equivalents at end of period	54,109	78,707	67,471	58,207

1. Background and Organization

General - Mesa Air Group, Inc. ("Mesa" or the "Company") is a holding company whose principal subsidiaries operate as regional air carriers providing scheduled passenger and airfreight service. As of August 31, 2010, the Company served 96 cities in 37 states, the District of Columbia, Canada, and Mexico and operated a fleet of 87 aircraft with approximately 465 daily departures.

Chapter 11 Reorganization Cases - On January 5, 2010 (the "Petition Date"), Mesa Air Group, Inc. and its eleven subsidiaries (the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Court"). The Debtors continue to operate their businesses as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. On January 14, 2010, the Office of the United States Trustee for the Southern District of New York appointed a statutory committee of unsecured creditors.

2. Basis of Presentation

Condensed Consolidated Debtor-in-Possession Financial Statements – The unaudited financial statements and supplemental information contained herein represent the condensed consolidated financial information for the Debtors. The results of operations for the period from January 5, 2010 to January 31, 2010 were estimated based upon estimates that included the use of statistical data, processed revenue, fuel purchases and a pro-ration of calendar days within the month of January. Amounts presented in the unaudited Statement of Cash Flows for the period from January 5, 2010 to January 31, 2010 were based on estimated asset and liability balances as of the filing date and actual balances as of January 31, 2010, as well as the aforementioned estimated results of operations for the period from January 5, 2010 to January 31, 2010.

American Institute of Certified Public Accountants Statement of Position 90-7, *"Financial Reporting by Entities in Reorganization under the Bankruptcy Code"* ("SOP 90-7"), which is applicable to companies in chapter 11, generally does not change the manner in which financial statements are prepared. It does, however, require that the financial statements for periods subsequent to the filing of the chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. The Debtors' financial statements contained herein have been prepared in accordance with the guidance in SOP 90-7. Further information concerning the Debtors' accounting policies will be found in the footnotes to our Annual Report on Form 10-K for the period ended September 30, 2009 once filed and subsequent filings on Form 10-Q when filed with the United States Securities and Exchange Commission.

The unaudited consolidated financial statements have been derived from the books and records of the Debtors. Certain financial information, however, has not been subject to procedures that typically would be applied to financial information presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and, upon the application of such procedures, the Debtors believe that the financial information will be subject to changes. These changes could be material. The information furnished in this report includes primarily normal recurring adjustments, but does not include all of the adjustments that typically would be made for quarterly financial statements in accordance with U.S. GAAP. Certain prepaid balances and pre- and post- petition trade accounts payable balances are subject to further review and reclassification. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Therefore, this report should be read in conjunction with our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the period ended September 30, 2009 once filed and subsequent filings on Form 10-Q when filed with the United States Securities and Exchange Commission.

The results of operations contained herein are not necessarily indicative of results that may be expected from any other period or for the full year, and may not necessarily reflect the consolidated results of operations, financial position and cash flows of the Debtors in the future.

Intercompany Transactions – Intercompany transactions between Debtors have been eliminated in the financial statements contained herein.

Property and Equipment, net – Recorded at cost net of accumulated deprecation.

Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.   Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records deferred tax assets for the value of benefits expected to be realized from the utilization of alternative minimum tax credit carry forward, capital loss carryforward and state and federal net operating loss carryforward. We periodically review these assets to determine the likelihood of realization. To the extent we believe some portion of the benefit may not be realizable, an estimate of the unrealized position is made and an allowance recorded. The Company and its consolidated subsidiaries file a consolidated federal income tax return. As of August 31, 2010, the Company estimated an effective tax rate of 37.1%.

The Debtors have received approval to pay pre-petition employee withholding obligations in addition to employment and wage-related taxes, sales and use taxes, and certain other taxes due in the normal course of business through certain first day motions. As such, the Debtors have paid such taxes when due. In addition, all post-petition tax obligations have been fully paid to the proper taxing authorities to the extent they were due during the current reporting period.

Further, employee withholding obligations are pre-funded by the Debtors and paid directly by the Debtors' payroll contractor, Automatic Data Processing, Inc. ("ADP"). Thus, no further information regarding taxes is included in this report.

3. Insurance

All insurance premiums have been paid to the proper insurance company or broker when due during the current reporting period, and all insurance policies are in force as of the filing of this report.

4. Cash Management System & Use of Cash

The Court has entered orders authorizing the Debtors to continue to use their existing cash management system including: (i) investment guidelines; (ii) maintenance of existing bank accounts and business forms; and (iii) the authorization to open and close bank accounts. The Debtors are continuing to collect and disburse cash since the Petition Date using the existing cash management system, as modified to comply with applicable orders of the Court.

5. Reorganization items

SOP 90-7 requires separate disclosure of reorganization items such as realized gains and losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees directly related to the process of reorganizing the Debtors under Chapter 11. The Debtors' reorganization items consist of the following:

(In $U.S. 000's)

	Month ending August 31, 2010	Month ending July 31, 2010	Month ending June 30, 2010	Month ending May 31, 2010
Professional fees directly related to reorganization…	$ 1,048	$ 465	$ 1,059	$ 691
Loss on rejection of aircraft leases [1]……………	309,361	26,384	446,630	-
Loss on sale-leaseback transactions…………………	-	-	-	-
Write-off of debt issuance cost……………………….	-	-	-	-
Gains on the sale of aircraft………………………….	-	-	-	-
Cost related to the early return and sale of aircraft….	2,012	1,231	1,221	1,862
Abandonment of real property [1] ………………………	-	215	-	-
Loss/(gains) on contract terminations, net…………..	-	-	-	-
Write off of LOC for engine lease termination & return of aircra	774	-	-	-
Write-off engine lease termination expenses………..	9,665	15,119	-	-
Other……………………………………………………..	-	-	-	-
Total loss/(gain) on reorganization items……………	322,859	43,414	448,910	2,553

	Month ending April 30, 2010	Month ending March 31, 2010	Month ending February 28, 2010	January 5, 2010 to January 31, 2010
Professional fees directly related to reorganization…	$ 2,590	$ 1,186	$ 854	$ 1,060
Loss on rejection of aircraft leases………………	-	-	-	-
Loss on sale-leaseback transactions…………………	-	-	-	-
Write-off of debt issuance cost……………………….	-	-	-	-
Gains on the sale of aircraft………………………….	-	-	-	-
Cost related to the early return and sale of aircraft….	-	-	-	-
Abandonment of real property………………………	-	-	-	-
Loss/(gains) on contract terminations, net…………..	-	-	-	-
Write off of LOC for engine lease termination & return of aircra	-	2,027	-	-
Write-off engine lease termination expenses………..	-	1,312	-	-
Other……………………………………………………..	-	-	-	-
Total loss/(gain) on reorganization items……………	2,590	4,525	854	1,060

	Filing to Date
Professional fees directly related to reorganization…	$ 8,953
Loss on rejection of aircraft leases………………	$ 782,375
Loss on sale-leaseback transactions…………………	$ -
Write-off of debt issuance cost……………………….	$ -
Gains on the sale of aircraft………………………….	$ -
Cost related to the early return and sale of aircraft….	$ 6,326
Abandonment of real property………………………	$ 215
Loss/(gains) on contract terminations, net…………..	$ -
Write off of LOC for engine lease termination & return of aircra	$ 2,801
Write-off engine lease termination expenses………..	$ 26,095
Other……………………………………………………..	$ -
Total loss/(gain) on reorganization items……………	826,765

(1) For presentation purposes the abandonment of real property and loss on rejection of aircraft leases in July were adjusted to properly reflect these transactions. The net adjustment between the two line items is zero.

Professional fees directly related to the reorganization ("Professional Fees") include fees associated with advisors to the Debtors, the statutory committee of unsecured creditors and certain secured creditors. Professional Fees are estimated by the Debtors and will be reconciled to actual invoices when received.

Of the 93 aircrafts that have either been rejected or abandoned since the approval of the Rejection Procedures (as defined below), the Debtors have booked the damages arising from the rejection/abandonment of 81 of these aircraft and estimated them to be approximately $776,000,000, which amount is subject to the final settlement between the Debtors and the applicable aircraft parties.

6. Liabilities Subject to Compromise

As a result of the Chapter 11 Filings, most pre-petition indebtedness is subject to compromise or other treatment under a plan of reorganization. Generally, actions to enforce or otherwise affect payment of pre-Chapter 11 liabilities are stayed. At hearings held in January and February, the Court granted final approval of many of the Debtors' "first day" motions covering, among other things, human capital obligations, supplier relations (including fuel supply and fuel contracts), insurance, customer relations, business operations, certain tax matters, industry agreements, utilities, case management and retention of professionals.

The Debtors have been paying and intend to continue to pay undisputed post-petition claims in the ordinary course of business. In addition, the Debtors may reject pre-petition executory contracts and unexpired leases with respect to the Debtors' operations, with the approval of the Bankruptcy Court. Damages resulting from rejection of executory contracts and unexpired leases are generally treated as general unsecured claims and will be classified as liabilities subject to comprise. Holders of pre-petition claims will be required to file proofs of claims by a bar date to be determined by the Court. The deadline for the filing of proofs of claims against the Debtors was May 21, 2010, with certain exceptions pursuant to the bar date order entered by the Court.

A bar date is the date by which claims against the Debtors must be filed if the claimants wish to receive any distribution in the Chapter 11 cases. Differences between liability amounts estimated by the Debtors and claims filed by creditors will be investigated and, if necessary, the Court will make a final determination of the allowable claim. The determination of how liabilities will ultimately be treated cannot be made until the Court approves a Chapter 11 plan of reorganization. Accordingly, the ultimate amount or treatment of such liabilities is not determinable at this time.

SOP 90-7 requires pre-petition liabilities that are subject to compromise to be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. The amounts currently classified as liabilities subject to compromise may be subject to future adjustments depending on Court actions, further developments with respect to disputed claims, determinations of the secured status of certain claims, the values of any collateral securing such claims, or other events.

Liabilities Subject to Compromise consist of the following:

(In $U.S. 000's)

	Aug 31, 2010	July 31, 2010	June 30, 2010	May 31, 2010
Accounts payable and other accrued expenses........	$ 62,745	$ 64,373	$ 63,388	$ 62,058
Accrued interest expense..	4,055	4,803	4,805	4,997
Accrued maintenance events...................................	-	-	-	-
Write-off of debt issuance cost................................	-	-	-	-
Secured aircraft debt..	370,797	373,381	379,490	382,100
Other secured debt...	8,693	9,174	10,369	10,377
Unsecured debt...	32,321	32,321	32,321	51,158
Bankruptcy related unsecured claims	775,751	498,402	454,439	-
Bankruptcy related admin claims	5,850	4,050	3,975	-
Convertible bonds [(1)]...	9,014	8,972	8,930	8,888
Total liabilities subject to compromise.................	1,269,227	995,476	957,716	519,577

	April 30, 2010	March 31, 2010	February 28, 2010	January 31, 2010
Accounts payable and other accrued expenses........	$ 62,364	$ 62,316	$ 68,090	$ 66,810
Accrued interest expense..	4,914	4,903	5,937	6,197
Accrued maintenance events...................................	-	-	-	-
Write-off of debt issuance cost................................	-	-	-	-
Secured aircraft debt..	384,767	387,289	391,771	393,692
Other secured debt...	10,385	10,393	10,407	10,414
Unsecured debt...	51,160	51,163	59,928	59,889
Bankruptcy related unsecured claims	-	-	-	-
Bankruptcy related admin claims	-	-	-	-
Convertible bonds [(1)]...	8,846	8,804	-	-
Total liabilities subject to compromise.................	522,435	524,868	536,132	537,002

[(1)] Convertible bonds were listed under unsecured debt in January and February 2010.

Liabilities subject to compromise include trade accounts payable related to pre-petition purchases, all of which were scheduled for payment in the post-petition period. As a result, the cash flows from operations were favorably affected by the stay of payment related to these accounts payable.

Of the 93 aircraft that have either been rejected or abandoned since the approval of the Rejection Procedures (as defined below), the Debtors have booked the damages arising from the rejection/abandonment of 81 of these aircraft and estimated them to be approximately $776,000,000, which amount is subject to the final settlement between the Debtors and the applicable aircraft parties.

7. Post-petition Accounts Payable

To the best of the Debtors' knowledge, all undisputed post-petition accounts payable have been and are being paid under agreed-upon payment terms except for approximately $3.6 million of invoices received, not yet paid, as of August 31, 2010.

8. Owned and Leased Aircraft

On January 26, 2010, the Court approved the abandonment of twenty (20) Beech 1900D aircraft and related airframe, engines, propellers, avionics and all other equipment, parts and components installed in or on, or acceded to, or associated with the related aircraft. On February 23, 2010, the Court approved procedures for the rejection of aircraft related leases and the abandonment of aircraft subject to security agreements (the "Rejection Procedures"). Since the approval of the Rejection Procedures, the Debtors have filed twenty-two (22) notices of rejection with respect to the leases of twelve (12) aircraft engines and ninety-three (93) aircraft.

The Debtors continue to evaluate their aircraft fleet and will address the remaining leased and owned as necessary. During this time, the Debtors continue to accrue lease and interest expenses in accordance with pre-petition contracts until the lease or debt agreements are rejected or abandoned, as the case may be, and new leases or debt agreements are finalized and approved by the Court. The line item labeled Flight Operations – Nonoperating Aircraft includes lease expense related to aircraft currently not in operation.

9. Other, Net

Other, Net includes gain / (loss) on disposal of assets, debt conversion expense, recognition of our share of gain/(loss) in our Hawaiian joint venture and other miscellaneous expenses. This total excludes gains / (losses) on minority investments that are reported quarterly.

10. Payments to Insiders

Of the total disbursements listed herein, the amounts paid to insiders during the current reporting period are as follows:

Name	Type of Payment	Amount Paid (Aug 1 - Aug 31)
Ornstein,Jonathan G	Wages / Expenses	36,006.26
Lotz,Michael J	Wages / Expenses	25,039.63
Gillman,Brian S	Wages / Expenses	20,261.83
Foley,Paul F	Wages / Expenses	13,461.54
Gust,Eric W	Wages / Expenses	12,227.58
Kranzow,Keith C	Wages / Expenses	11,450.72
Swigart,James	Wages / Expenses	11,400.00
Butler,David K	Wages / Expenses	10,961.51
Appling,Gary W	Wages / Expenses	8,775.46
Ferverda,Michael L	Wages / Expenses	7,307.69
Hornberg,Robert A	Wages / Expenses	6,885.88
Gumm,Ryan J	Wages / Expenses	6,538.46
Brown, Kenley B	Wages / Expenses	6,182.68
Pappaioanou,Chris J	Wages / Expenses	5,920.56
Gomes,Edward P	Wages / Expenses	5,557.64
Nostrand,Peter	Wages / Expenses	1,518.34
Bonilla,Carlos	Wages / Expenses	1,404.02
Thayer, Richard	Wages / Expenses	1,071.68
Beleson,Robert	Wages / Expenses	988.85
Altobello,Daniel	Wages / Expenses	535.52
Manson III,Joseph	Wages / Expenses	0.00
Parker,Maurice	Wages / Expenses	0.00
		$193,495.85